UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

CI&T Inc
 (Name of Issuer)

Class A common shares, US$0.00005 par value per share
(Title of Class of Securities)

G21307106
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21307106	SCHEDULE 13G	Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
Advent International Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
49,081,192 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
49,081,192 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,081,192 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
76.6% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Represents Class B common shares. The percent of class was calculated based on (i) 15,000,000 Class A common shares outstanding, as disclosed in the Issuer’s Form 424(b)(1) prospectus filed with the Securities and Exchange Commission on November 12, 2021, plus (ii) the Class B common shares that may be deemed to be beneficially owned by the reporting person as of December 31, 2021, which are treated as converted into Class A common shares only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. G21307106	SCHEDULE 13G	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
Advent International LAPEF VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
49,081,192 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
49,081,192 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,081,192 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
76.6% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents Class B common shares. The percent of class was calculated based on (i) 15,000,000 Class A common shares outstanding, as disclosed in the Issuer’s Form 424(b)(1) prospectus filed with the Securities and Exchange Commission on November 12, 2021, plus (ii) the Class B common shares that may be deemed to be beneficially owned by the reporting person as of December 31, 2021, which are treated as converted into Class A common shares only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. G21307106	SCHEDULE 13G	Page 4 of 10 Pages
1	NAMES OF REPORTING PERSONS
LAPEF VI GP Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
49,081,192 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
49,081,192 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,081,192 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
76.6% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Represents Class B common shares. The percent of class was calculated based on (i) 15,000,000 Class A common shares outstanding, as disclosed in the Issuer’s Form 424(b)(1) prospectus filed with the Securities and Exchange Commission on November 12, 2021, plus (ii) the Class B common shares that may be deemed to be beneficially owned by the reporting person as of December 31, 2021, which are treated as converted into Class A common shares only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. G21307106	SCHEDULE 13G	Page 5 of 10 Pages
1	NAMES OF REPORTING PERSONS
AI Calypso Brown LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
16,360,398 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
16,360,398 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,360,398 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
52.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents Class B common shares. The percent of class was calculated based on (i) 15,000,000 Class A common shares outstanding, as disclosed in the Issuer’s Form 424(b)(1) prospectus filed with the Securities and Exchange Commission on November 12, 2021, plus (ii) the Class B common shares that may be deemed to be beneficially owned by the reporting person as of December 31, 2021, which are treated as converted into Class A common shares only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. G21307106	SCHEDULE 13G	Page 6 of 10 Pages
1	NAMES OF REPORTING PERSONS
AI Iapetus Grey LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
16,360,397 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
16,360,397 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,360,397 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
52.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents Class B common shares. The percent of class was calculated based on (i) 15,000,000 Class A common shares outstanding, as disclosed in the Issuer’s Form 424(b)(1) prospectus filed with the Securities and Exchange Commission on November 12, 2021, plus (ii) the Class B common shares that may be deemed to be beneficially owned by the reporting person as of December 31, 2021, which are treated as converted into Class A common shares only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. G21307106	SCHEDULE 13G	Page 7 of 10 Pages
1	NAMES OF REPORTING PERSONS
AI Titan Black LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
16,360,397 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
16,360,397 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,360,397 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
52.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents Class B common shares. The percent of class was calculated based on (i) 15,000,000 Class A common shares outstanding, as disclosed in the Issuer’s Form 424(b)(1) prospectus filed with the Securities and Exchange Commission on November 12, 2021, plus (ii) the Class B common shares that may be deemed to be beneficially owned by the reporting person as of December 31, 2021, which are treated as converted into Class A common shares only for the purpose of computing the reporting person’s beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

CUSIP No. G21307106	SCHEDULE 13G	Page 8 of 10 Pages
Item 1.	Issuer

(a)	Name of Issuer:

CI&T Inc (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

R. Dr. Ricardo Benetton Martins, 1.000, Pólis de Tecnologia — Prédio 23B, Zip Code 13086-902, Campinas — São Paulo State — Brazil

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)	Advent International Corporation, a Delaware corporation;
(ii)	Advent International LAPEF VI, LLC, a Delaware limited liability company;
(iii)	LAPEF VI GP Limited Partnership, a Delaware limited partnership;
(iv)	AI Calypso Brown LLC, a Delaware limited liability company;
(v)	AI Iapetus Grey LLC, a Delaware limited liability company;
(vi)	AI Titan Black LLC, a Delaware limited liability company (together with AI Calypso Brown LLC and AI Iapetus Grey LLC, the “Advent Managed LLCs”).

The managing members and beneficial owners of each of the Advent Managed LLCs are the following funds (the “Advent LAPEF VI Funds”): Advent Latin American Private Equity Fund VI Limited Partnership, Advent Latin American Private Equity Fund VI-A Limited Partnership (of which Advent LAPEF VI Feeder Limited Partnership is a limited partner), Advent Latin American Private Equity Fund VI-B Limited Partnership, Advent Latin American Private Equity Fund VI-C Limited Partnership, Advent Latin American Private Equity Fund VI-D Limited Partnership, Advent Latin American Private Equity Fund VI-E Limited Partnership, Advent Latin American Private Equity Fund VI-F Limited Partnership, Advent Latin American Private Equity Fund VI-G Limited Partnership, Advent Latin American Private Equity Fund VI-H Limited Partnership, Advent Partners LAPEF VI Limited Partnership and Advent Partners LAPEF VI-A Limited Partnership. The Advent LAPEF VI Funds have direct or indirect ownership interests in the Advent Managed LLCs, but none of the Advent LAPEF VI Funds has voting or dispositive power over any shares. LAPEF VI GP Limited Partnership is the general partner of the Advent LAPEF VI Funds, and Advent International LAPEF VI, LLC is the general partner of LAPEF VI GP Limited Partnership. Advent International Corporation is the sole member and manager of Advent LAPEF VI GP LLC and may be deemed to have voting and dispositive power over the shares held by the Advent Managed Fund LLCs.

The address of the principal business and the principal office of the Reporting Persons is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069.

(d)	Title of Class of Securities:

Class A common shares, US$0.00005 par value per share

(e)	CUSIP Number:

G21307106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) -- (c)	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. G21307106	SCHEDULE 13G	Page 9 of 10 Pages
	Number of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage of Common Stock Outstanding
Advent International Corporation	49,081,192	49,081,192	—	49,081,192	—	76.6%
Advent International LAPEF VI, LLC	49,081,192	49,081,192	—	49,081,192	—	76.6%
LAPEF VI GP Limited Partnership	49,081,192	49,081,192	—	49,081,192	—	76.6%
AI Calypso Brown LLC	16,360,398	16,360,398	—	16,360,398	—	52.2%
AI Iapetus Grey LLC	16,360,397	16,360,397	—	16,360,397	—	52.2%
AI Titan Black LLC	16,360,397	16,360,397	—	16,360,397	—	52.2%

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G21307106	SCHEDULE 13G	Page 10 of 10 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022	ADVENT INTERNATIONAL CORPORATION

/s/ Neil Crawford
	Name:	Neil Crawford
	Title:	Director, Fund Administration

Date: February 14, 2022	ADVENT INTERNATIONAL LAPEF VI, LLC

By: ADVENT INTERNATIONAL CORPORATION, MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

Date: February 14, 2022	LAPEF VI GP LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE IX, LLC,
GENERAL PARTNER
By: ADVENT INTERNATIONAL CORPORATION,
MANAGER

/s/ Neil Crawford
Name: Neil Crawford
Title: Director, Fund Administration

Date: February 14, 2022	AI CALYPSO BROWN LLC

/s/ Michael Ristaino
Name: Michael Ristaino
Title: Authorized Signatory

Date: February 14, 2022	AI IAPETUS GREY LLC

/s/ Michael Ristaino
Name: Michael Ristaino
Title: Authorized Signatory

Date: February 14, 2022	AI TITAN BLACK LLC

/s/ Michael Ristaino
Name: Michael Ristaino
Title: Authorized Signatory